Exhibit 99.1

Silvercorp Issues Updated Technical Report for the Ying Mining District

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Aug. 19, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report the results of an updated Technical Report, prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") on its Ying Mining District ("The Ying 2024 Technical Report" or "Technical Report"), prepared by AMC Mining Consultants (Canada) Ltd. ("AMC") with a Mineral Reserve and Mineral Resource effective date of June 30, 2024. The Ying 2024 Technical Report covers all seven mines in the Ying Mining District (also referenced as the "Ying Property") in Henan Province, China, namely the SGX, HZG, HPG, TLP, LME, LMW, and DCG underground mines.

Approximately 89 million ounces (Moz) of silver ("Ag") are projected to be mined at the Ying Property in the currently planned 14-year life of mine (LOM). There remains significant potential to extend the LOM beyond 2038 via further exploration and development, particularly in areas with identified Inferred Resources.

Silvercorp Observations to the Independent Ying 2024 Technical Report:

•	The 2024 Mineral Reserves reflect the substantial replenishment of metals mined-out between January 2022 and June 2024:
•	Approximately 14.3 Moz Ag, 13.3 thousand ounces of gold ("koz Au"), 64.0 thousand tonnes of lead ("kt Pb") and 8.7 thousand tonnes of zinc ("kt Zn") were produced during this period;
•	The above produced metal quantities are referenced against the Mineral Reserve contained metal values reported in the 2022 Technical Report, namely 95.7 Moz Ag, 104.7 koz Au, 414 kt Pb and 127.5 kt Zn.
•	Annual metal production through FY2031 (including Q1FY2025) is projected to be:
•	Precious metals: between 7.1 and 8.7 Moz Ag and 3.1 and 13.0 koz Au (7.4 and 9.7 Moz Ag Eq 1 );
•	Base metals: between 30.8 and 36.4 kt Pb, and 5.1 and 5.9 kt Zn;
•	Total LOM production of about 86.3 Moz Ag, 63.0 koz Au, 395.0 kt Pb, and 75.7 kt of Zn.
•	The results of the 2022-2023 underground drilling program at the Ying Mining District show that most of the major mineralized vein structures are still open at depth and laterally.
•	Ying Mining District LOM metal production Ag Eq values, which only consider silver plus conversion of gold ounces to equivalent silver ounces[1], are shown in Table 1.

Table 1. Ying LOM metal production Ag Eq values

Ying Mines	FY2025 Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	Total
Ag_Eq (koz)	6,828	9,204	9,665	9,010	8,593	7,940	7,415	6,877	5,996	5,779	5,571	3,869	2,045	1,235	90,028
Note: Numbers may not compute exactly due to rounding.

Summary of the Ying 2024 Technical Report

•	Estimated Measured and Indicated Mineral Resources of 22.15 million tonnes (inclusive of Mineral Reserves) grading 203 g/t Ag, 0.20 g/t Au, 3.06% Pb, and 0.87% Zn, containing 144 Moz Ag, 143 koz Au, 677 kt Pb, and 192 kt Zn.
•	In comparison with the 2022 Technical Report (Mineral Resources as of December 31, 2021), Measured and Indicated Resource tonnes have increased by 18%, and contained metal has increased by 3% for Pb and decreased by 1% for Ag, 12% for Au, and 1% for Zn, after accounting for depletion.
•	Estimated Proven and Probable Mineral Reserves of 12.76 million tonnes grading 216 g/t Ag, 0.17 g/t Au, 3.20% Pb, and 0.96% Zn, containing 89 Moz Ag, 71 koz Au, 408 kt Pb, and 123 kt Zn.
•	In comparison with the 2022 Technical Report (Mineral Reserves as of December 31, 2021), there has been a 24% increase in total Proven Mineral Reserve tonnes and a 4% increase in total Proven and Probable Mineral Reserve tonnes. The decreases in total contained metal for silver, gold, lead, and zinc are 7%, 33%, 1%, and 4%, respectively.
•	In comparison with the 2022 Technical Report, Inferred Resource tonnes have decreased by 33%, and contained metal has decreased by 8% for Au, 37% for Ag, 37% for Pb, and 44% for Zn.
•	Based on only Proven and Probable Mineral Reserves, a production rate increase is planned from the FY2024 level of 0.83 million tonnes per year ("Mtpa") to approximately 1.0 Mtpa in FY2025, 1.1 Mtpa in FY2026, and then to close to 1.2 Mtpa for the next two fiscal years. The projection remains above or close to 1.0 Mtpa from FY2029 through FY2031, with the rate then slowly declining to around 900 ktpa by FY2035, and then with a more rapid decline to around 240 ktpa in the final year of currently planned mining.
•	Using the LOM production profile based on the 30 June 2024 Mineral Reserves, with $22/oz Ag, $1,900/oz Au, $1.00/lb Pb and $1.15/lb Zn and a 5% discount rate, pre-tax and post-tax NPVs of $896M and $699M, respectively, are projected (other assumptions are outlined below).

__________________________________________

[1] Ag Eq (oz) = Ag (oz) + 86.364* Au (oz); Au and Ag prices at US$1,900/oz and US$22/oz. Silvercorp notes that Ag Eq calculations in the Technical Report consider all metals deemed payable.

Mineral Resources

The June 2024 Mineral Resources were estimated using a block modelling approach in Micromine for a total of 534 mineralized vein structures for the seven active mines in the Ying Mining District. All grade estimation was completed using inverse distance squared. Grade estimates were completed for silver and lead in all deposits, zinc in select deposits, and gold within select veins at select deposits.

The Mineral Resources are reported above cut‐offs after applying a minimum practical extraction width of 0.4 m. Diluted grades were estimated for blocks with mineralization widths less than 0.4 m by adding a waste envelope with zero grade. Cut‐off grades are based on in situ values in silver equivalent (Ag Eq) terms in grams per tonne and incorporate mining, trucking, and processing costs, with metallurgical recoveries and payable values provided by Silvercorp for each mine and reviewed by the QPs. Ag Eq formulas by mine are shown in the footnotes of the table below

The estimated Mineral Resources and metal content for the Ying Mining District as of June 30, 2024 are detailed in Table 2 below.

Table 2. Ying Mining District – Mineral Resources and metal content for silver, lead, zinc, and gold as of June 30, 2024 (inclusive of Mineral Reserves)

Mine	Resource category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)
SGX	Measured	4.09	0.06	252	4.88	2.50	7.24	33.14	199.57	101.99
	Indicated	3.15	0.03	204	3.99	2.02	3.03	20.61	125.58	63.62
	Meas + Ind	7.23	0.04	231	4.50	2.29	10.27	53.76	325.15	165.61
	Inferred	2.26	0.01	210	4.38	1.70	0.98	15.28	99.00	38.44
HZG	Measured	0.65	-	294	1.05	-	-	6.15	6.81	-
	Indicated	0.28	-	283	0.83	-	-	2.54	2.31	-
	Meas + Ind	0.93	-	291	0.98	-	-	8.68	9.12	-
	Inferred	0.34	-	266	0.71	-	-	2.94	2.43	-
HPG	Measured	1.22	1.18	79	3.36	1.04	46.10	3.08	40.91	12.67
	Indicated	0.81	1.34	60	2.44	0.90	34.83	1.56	19.66	7.28
	Meas + Ind	2.02	1.24	71	2.99	0.99	80.94	4.64	60.58	19.95
	Inferred	1.57	2.86	103	3.76	0.95	144.71	5.22	59.18	14.88
TLP	Measured	3.64	-	185	3.09	-	-	21.57	112.37	-
	Indicated	2.58	-	166	2.66	-	-	13.77	68.62	-
	Meas + Ind	6.21	-	177	2.91	-	-	35.34	180.99	-
	Inferred	1.87	-	175	2.35	-	-	10.50	43.77	-
LME	Measured	0.66	0.08	293	1.38	0.31	1.76	6.23	9.13	2.05
	Indicated	1.14	0.07	276	1.14	0.34	2.40	10.09	12.96	3.82
	Meas + Ind	1.80	0.07	282	1.23	0.33	4.16	16.33	22.09	5.87
	Inferred	0.89	0.16	258	1.24	0.30	4.68	7.36	11.05	2.69
LMW	Measured	1.59	0.17	235	2.21	-	8.88	12.00	35.24	-
	Indicated	2.00	0.21	201	1.84	-	13.53	12.88	36.74	-
	Meas + Ind	3.59	0.19	216	2.01	-	22.41	24.89	71.99	-
	Inferred	1.77	0.11	199	2.33	-	6.02	11.31	41.12	-
DCG	Measured	0.18	2.10	61	1.60	0.24	12.34	0.36	2.92	0.44
	Indicated	0.18	2.22	72	2.27	0.17	12.58	0.41	4.01	0.31
	Meas + Ind	0.36	2.16	67	1.93	0.21	24.92	0.77	6.93	0.75
	Inferred	0.10	0.63	59	3.79	0.13	2.04	0.19	3.84	0.13
Ying Mines	Measured	12.03	0.20	213	3.38	0.97	76.33	82.54	406.96	117.16
	Indicated	10.12	0.20	190	2.67	0.74	66.36	61.86	269.89	75.03
	Meas + Ind	22.15	0.20	203	3.06	0.87	142.69	144.40	676.85	192.18
	Inferred	8.80	0.56	187	2.96	0.64	158.43	52.80	260.39	56.14

Notes:

•	CIM Definition Standards (2014) were used for reporting.
•	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.
•	Metal prices: gold US$1,800/troy oz, silver US$21.00/troy oz, lead US$1.00/lb, zinc US$1.10/lb.
•	Exchange rate: RMB 7.00: US$1.00.
•	Mineral Resources exclude the first 5 m below surface.
•	The Mineral Resource estimates for the SGX, TLP, and HZG mines were carried out by Silvercorp and reviewed by independent Qualified Person, Mr Simeon Robinson, P.Geo., MAIG of AMC, who takes responsibility for these estimates.
•	The Mineral Resource estimates for the LMW and LME mines were carried out by Silvercorp and reviewed by independent Qualified Person, Mr Justin Glanvill, Pri.Sci.Nat. of AMC, who takes responsibility for these estimates.
•	The Mineral Resource estimates for the HPG and DCG mines were carried out by Silvercorp and reviewed by independent Qualified Person, Dr Craig Stewart, P.Geo. of AMC, who takes responsibility for these estimates.
•	Veins factored to minimum extraction width of 0.4 m after estimation.
•	Cut Off Grades (COGs): SGX 140 g/t Ag Eq; HZG 130 g/t Ag Eq; HPG 140 g/t Ag Eq; TLP 125 g/t Ag Eq; LME 130 g/t Ag Eq; LMW 125 g/t Ag Eq; DCG 150 g/t Ag Eq.
•	Ag Eq equivalent formulas by mine:
•	SGX = Ag g/t+35.05*Pb%+17.97*Zn%.
•	HZG = Ag g/t+33.59*Pb%.
•	HPG = Ag g/t+80.6*Au g/t+35.17*Pb%+21.60*Zn%.
•	TLP = Ag g/t+33.23*Pb%.
•	LME = Ag g/t+32.71*Pb%+9.38*Zn%.
•	LMW = Ag g/t+34.20*Pb%.
•	DCG = Ag g/t+33.18*Pb%.
•	Ag Eq formulas used for significant gold bearing veins:
•	SGX (Veins S11, S16W_Au, S18E, S74) = Ag g/t+54.44*Au g/t+35.05*Pb%+17.97*Zn%.
•	LME (Veins LM4E2, LM4E3) = Ag g/t+55.12*Au g/t+32.71*Pb%+9.38*Zn%.
•	LMW (Veins LM21, LM22, LM26, LM28, LM50, LM50_3, LM52, LM53, LM54) = Ag g/t+71.85*Au g/t+34.2*Pb%.
•	DCG (Veins C76, C9_1, C9_2, C9_3, C9_4, C9E1, C9W1) = Ag g/t+83.44*Au g/t+33.18*Pb%
•	Includes assay results up to and including 31 December 2023.
•	Depleted for mine production to 30 June 2024. Non-recoverable Mineral Resources (sterile areas due to the proximity to stopes, unstable ground or where access to the vein is limited) defined as of 30 June 2024.
•	Numbers may not compute exactly due to rounding.

A comparison of Mineral Resource estimates between December 31, 2021 and June 30, 2024 for payable metals indicates the following:

•	Measured and Indicated tonnes have increased by 18%, Inferred tonnes have decreased by 33%.
•	Measured and Indicated grades have decreased by 25%, 16%, 13%, and 16% for gold, silver, lead and zinc, respectively.
•	Inferred grades increased for gold by 37% but decreased for silver, lead, and zinc by 7%, 6%, and 17%, respectively.
•	The net result in the Measured and Indicated categories has been a decrease in the contained gold, silver, and zinc of 12%, 1%, and 1%, respectively, and an increase in contained lead of 3%.
•	The net result in the Inferred category has been a decrease in the contained gold, silver, lead, and zinc of 8%, 37%, 37%, and 44%, respectively.

The reasons for the differences in grade, tonnes, and contained metal include changes made to vein interpretations for the 2024 Q2 model, conversion to higher categories arising from drilling and level development, application of different COGs, and depletion due to mining.

Additional geological sections in the Ying 2024 Technical Report were prepared by independent Qualified Persons Dr Genoa Vartell, P.Geo. and Mr Rod Carlson, FAIG, RPGeo., both of AMC, who take responsibility for those sections.

Mineral Reserves

The Mineral Reserve estimation assumes that current stoping practices will continue to be predominant at the Ying Mining District - namely cut and fill resuing and shrinkage stoping, but also includes the introduction of room and pillar mining for some flatter-lying gold-rich veins and some limited longhole mining. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and, traditionally, hand-mining techniques using short rounds has allowed a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the mining methods at the Ying Mining District and considers the minimum extraction and mining width assumptions to be reasonable.

Several improvement projects are currently underway at the Ying Mining District, and these have been reflected in the Technical Report. The first is a significant initiative towards the use of more mechanized mining, which, along with the opening up of additional stopes, will allow for an increase in the number of tonnes mined per year. The second is a major ramp development program which will connect most stopes to the individual mine ramp system and, thereby, increase ore and waste movement capacity with reduced transport times and allow easier and faster stope access.

Mining dilution and recovery factors vary from mine to mine, dependent on vein width and mining method. Average dilution factors have been estimated as 17% for resuing, 19% for shrinkage, 20% for longhole, and 30% for room and pillar. Assumed mining recovery factors are 95% for resuing, 92% for shrinkage, 80% for longhole, and 92% for room and pillar.

For the total tonnage estimated as Ying Mineral Reserves, approximately 58% is associated with resuing, 36% with shrinkage, 4% with longhole, and 2% with room and pillar mining.

The estimated Mineral Reserves and metal content for the Ying Mining District as of June 30, 2024 are detailed in Table 3 below.

Table 3. Ying Mining District Mineral Reserve estimates and metal content at June 30, 2024

Mine	Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	3.14	0.03	242	4.64	2.20	3.1	24.4	145.6	69.0
	Probable	2.25	0.01	202	4.02	1.88	0.9	14.6	90.5	42.2
	Subtotal P&P	5.39	0.02	225	4.38	2.06	4.0	39.0	236.1	111.2
HZG	Proven	0.36		292	0.92			3.4	3.3
	Probable	0.13		336	0.75			1.4	1.0
	Subtotal P&P	0.49		304	0.87			4.8	4.2
HPG	Proven	0.47	1.44	82	3.72	1.14	21.6	1.2	17.4	5.3
	Probable	0.36	1.44	68	2.72	0.97	16.9	0.8	9.9	3.5
	Subtotal P&P	0.83	1.44	76	3.28	1.07	38.5	2.0	27.3	8.9
TLP	Proven	2.02		194	2.93			12.6	59.2
	Probable	1.34		176	2.59			7.6	34.7
	Subtotal P&P	3.36		187	2.79			20.2	93.9
LME	Proven	0.30	0.12	311	1.29	0.29	1.1	3.0	3.9	0.9
	Probable	0.61	0.14	314	1.14	0.32	2.8	6.1	6.9	1.9
	Subtotal P&P	0.91	0.13	313	1.19	0.31	3.9	9.2	10.8	2.8
LMW	Proven	0.83	0.22	251	2.12		5.8	6.7	17.6
	Probable	0.84	0.21	241	1.99		5.7	6.5	16.7
	Subtotal P&P	1.67	0.21	246	2.05		11.5	13.2	34.3
DCG	Proven	0.06	2.69	61	1.21		5.0	0.1	0.7
	Probable	0.05	4.54	63	1.13		7.8	0.1	0.6
	Subtotal P&P	0.11	3.58	62	1.17		12.7	0.2	1.3
Ying Mines	Proven	7.17	0.16	223	3.45	1.05	36.6	51.4	247.6	75.2
	Probable	5.58	0.19	207	2.87	0.85	34.0	37.2	160.3	47.7
	Total P&P	12.76	0.17	216	3.20	0.96	70.6	88.6	408.0	122.9

Notes to Mineral Reserve Statement:

  Cut-off grades (Ag Eq g/t): SGX – 225 Resuing, 190 Shrinkage; HZG – 235 Resuing, 205 Shrinkage; HPG – 240 Resuing, 200 Shrinkage; TLP – 205 Resuing, 170 Shrinkage; LME – 235 Resuing, 210 Shrinkage, 205 Room & Pillar; LMW – 250 Resuing, 225 Shrinkage, 195 Longhole, 205 Room & Pillar; DCG – 275 Resuing, 235 Shrinkage.
  Stope Marginal cut-off grades (Ag Eq g/t): SGX – 200 Resuing, 160 Shrinkage; HZG – 195 Resuing, 165 Shrinkage; HPG – 220 Resuing, 180 Shrinkage; TLP – 185 Resuing, 160 Shrinkage; LME – 205 Resuing, 185 Shrinkage, 150 Room & Pillar; LMW - 195 Resuing, 165 Shrinkage, 140 Longhole, 150 Room & Pillar; DCG – 235 Resuing, 190 Shrinkage.
  Development Ore cut-off grades (Ag Eq g/t): SGX – 125; HZG – 120; HPG – 145; TLP – 115; LME – 145; LMW – 125; DCG - 150.
  Unplanned dilution (zero grade) assumed as 0.05 m on each wall of a resuing stope and 0.10 m on each wall of a shrinkage stope. 20% unplanned dilution assumed for LMW longhole. 17% average dilution for Room & Pillar at LME, 33% average dilution for Room & Pillar at LMW.
  Mining recovery factors assumed as 95% for resuing and 92% for shrinkage; for LMW longhole, 80% is assumed; for R&P at LME and LMW, 92% is assumed.
  Metal prices: gold US$1,800/troy oz, silver US$21.00/troy oz, lead US$1.00/lb, zinc US$1.10/lb.
  Processing recovery factors: SGX – 66.6% Au, 96.4% Ag, 97.6% Pb, 60.5% Zn; HZG – 96.4% Ag, 93.6% Pb; HPG - 92.0% Au, 89.9% Ag, 91.4% Pb, 67.8% Zn; TLP – 94.0% Ag, 90.3% Pb; LME – 66.9% Au, 95.6% Ag, 90.4% Pb, 31.3% Zn; LMW – 88.3% Au, 96.8% Ag, 95.7% Pb; DCG – 85.7% Au, 80.9% Ag, 77.6% Pb.
  Payables: Au – 85%; Ag – 92.5%; Pb – 98.0%; Zn – 73.7%.
  Exclusive of mine production to 30 June 2024.
  Exchange rate assumed is RMB 7.00 : US$1.00.
  Numbers may not compute exactly due to rounding.

The sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest sensitivity, at 7% reduction in Ag Eq ounces, is seen at SGX. For the entire Ying Mining District, an approximate 11% reduction in Ag Eq ounces for a 20% COG increase demonstrates relatively low overall COG sensitivity.

Total Ying Mineral Reserve tonnes are approximately 58% of Mineral Resource (Measured plus Indicated) tonnes. Gold, silver, lead, and zinc Mineral Reserve grades are 86%, 106%, 105%, and 111%, respectively, of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for gold, silver, lead, and zinc are 49%, 61%, 60%, and 64%, respectively.

Some significant aspects of a comparison of Mineral Reserve estimates between December 31, 2021 (previous Technical Report) and June 30, 2024 (Ying 2024 Technical Report) are the following:

  24% increase in Ying Proven Mineral Reserve tonnes.
  4% increase in total (Proven + Probable) Ying Mineral Reserve tonnes.
  Decrease in total Ying Mineral Reserve gold, silver, lead, and zinc grades of 35%, 11%, 5%, and 7%, respectively.
  Decrease in total Ying Mineral Reserve metal content for gold, silver, lead, and zinc metals of 33%, 7%, 1%, and 4%, respectively.
  SGX continues to be the leading contributor to the total Ying Mineral Reserves, accounting for 42% of tonnes, 44% of silver, 58% of lead, and 90% of zinc, compared to respective values of 42%, 44%, 60%, and 90% in the previous Technical Report.
  TLP remains the second largest contributor to total Ying Mineral Reserves, with 26% of tonnes, 23% of silver and 23% of lead.
  Increases in Mineral Reserve tonnes at SGX, HPG, and TLP of 3%, 5%, and 31%, respectively, with LME tonnes unchanged.,
  Decreases in Mineral Reserve tonnes at HZG, LMW, and DCG of 34%, 10%, and 48%, respectively.
  In terms of Ag Eq metal in total Ying Mineral Reserves, approximate respective contributions are silver 61%, lead 31%, zinc 5%, and gold 4%.
  In total Ying Mineral Reserves, SGX, TLP, LMW, LME, HPG, HZG, and DCG contribute 49%, 21%, 12%, 7%, 6%, 4%, and 1% of Ag Eq metal, respectively.

The projected production profile for the Ying mines using current Mineral Reserves is shown in Table 4.

Table 4. Ying Mining District LOM production profile

Ying Mines	FY2025 Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	Total
Ore Production	782	1,106	1,183	1,173	1,148	1,133	1,093	1,037	937	923	897	688	414	242	12,757
(kt)
Grade
Au (g/t)	0.52	0.32	0.33	0.25	0.19	0.12	0.10	0.10	0.05	0.04	0.05	0.07	0.04	0.01	0.17
Ag (g/t)	242	246	240	230	229	218	213	207	204	201	198	178	159	164	216
Pb (%)	3.19	3.46	3.14	3.10	3.06	3.21	3.10	2.91	3.30	3.23	3.09	3.33	3.67	3.74	3.20
Zn (%)	0.89	0.76	0.82	0.83	0.85	0.85	0.87	1.02	0.98	1.11	0.99	1.03	1.61	2.79	0.96
Metal production[1]
Au (koz)	11.81	9.98	11.11	8.37	6.11	4.02	3.09	3.01	1.28	0.78	1.09	1.04	0.10	0.07	61.84
Ag (koz)	5,808	8,343	8,705	8,287	8,066	7,593	7,149	6,617	5,886	5,711	5,477	3,779	2,036	1,229	84,687
Pb (kt)	23.7	36.4	35.3	34.5	33.2	34.4	32.2	28.7	29.4	28.4	26.3	21.8	14.6	8.9	387.9
Zn (kt)	4.2	5.1	5.9	5.8	5.9	5.8	5.7	6.4	5.5	6.1	5.3	4.2	4.0	4.1	74.2
Notes:
1.Ying LOM average recoveries: Au – 87.38%, Ag – 95.62%, Pb – 95.07%, Zn - 60.33%.
2.Numbers may not compute exactly due to rounding.

Economic analysis

A high-level economic analysis shows the potential economic impact relative to the latest Mineral Reserve estimations and the associated production schedules. The following metal prices, costs (Ying averages over projected LOM), and exchange rate were used for the economic analysis:

• Gold price	US$1,900/oz
• Silver price	US$22/oz
• Lead price	US$1.00/lb
• Zinc price	US$1.15/lb
• Mining cost	US$72.95/t
• Milling cost	US$10.94/t
• Shipping	US$3.43/t
• Mineral Resources tax	US$5.00/t
• G&A	US$10.64/t
• Government fees and other taxes	US$2.80/t
• Sustaining and growth capital	US$20.32/t
• Exchange rate	US$1 = 7.00RMB

The QP notes that the gold, silver, and zinc metal prices used for the economic analysis are slightly higher than those used in the Ying COG calculations. The QP also notes that current spot metal prices at the time of writing of the Technical Report are: gold - $2,430/oz; silver - $30.89/oz; lead - $0.97/lb; zinc - $1.34/lb – with all but the lead price significantly higher than the prices used for the economic analysis.

Using the LOM production profile based on the 30 June 2024 Mineral Reserves, and the metal price and other assumptions shown above, pre-tax and post-tax cashflow projections have been generated. At a 5% discount rate, pre-tax and post-tax NPVs of $896M and $699M, respectively, are projected. Over the LOM, 61.5% of the net revenue is projected to come from silver, 29.9% from lead, 5.0% from zinc, and 3.6% from gold.

The Ying Property continues to be a strongly viable operation based on current Mineral Reserves, with potential to extend its Mineral Resources via further exploration and development, particularly in areas with identified Inferred material.

Qualified Persons

All eight authors of the Ying 2024 Technical Report qualify as independent Qualified Persons ("QPs"). Five of the independent authors have visited the Ying Mining District (latest visits in February 2024). The QPs have examined all aspects of the project, including drill core, underground workings, processing plant, site laboratory and surface infrastructure. Assay data supporting the Mineral Resource estimate was verified by a QP by comparing a subset of assay results stored within the Mineral Resource database against assay certificates issued by the relevant reporting laboratory. The Ying 2024 Technical Report will be made available for review on the SEDAR+ system and on the Company's website at www.silvercorpmetals.com within 45 days of this news release.

H. Smith, P.Eng., G. Vartell, P.Geo., S. Robinson, P.Geo., MAIG, C. Stewart, P.Geo., of AMC Mining Consultants (Canada) Ltd.; R. Carlson, FAIG, RPGeo. and R. Chesher, FAusIMM, of AMC Consultants Pty Ltd; J. Glanvill, PrSciNat. of AMC Consultants (UK) Limited, and D. Claffey, CPEng. of Hillerton Consulting Ltd. are Qualified Persons as defined by National Instrument 43-101. The Qualified Persons have reviewed and consented to this press release and believe it fairly and accurately represents the information in the Technical Report that supports the disclosure.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information Silvercorp Metals Inc.
Lon Shaver, President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward- looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; foreign exchange rates; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; estimated mine life and any anticipated changes related thereto; the sufficiency of the Company's capital to finance the Company's operations; estimates of revenues, operation costs, capital expenditures, mine plan, and estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner;; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; our ability to comply with environmental, health and safety laws; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; global economic and social impact of COVID-19; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward- looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS

The technical and scientific information contained herein has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification system, which differs significantly from the standards adopted by the  U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.  In particular, and without limiting the generality of the foregoing, this news release uses the terms "measured resources," "indicated resources" and "inferred resources" as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the "U.S. Rules") are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the "MJDS"), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under the U.S. Rules are now "substantially similar" to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are "substantially similar" to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Pan American may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

Additional information relating to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/silvercorp-issues-updated-technical-report-for-the-ying-mining-district-302225729.html

SOURCE Silvercorp Metals Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2024/19/c0487.html

%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:49e 19-AUG-24